Pricing Term Sheet	Issuer Free Writing Prospectus
Dated February 26, 2013	Filed Pursuant to Rule 433
Registration Statement No. 333-183196
Supplementing the Preliminary
Prospectus Supplements dated February 25, 2013
(To Prospectus dated August 20, 2012)

Radian Group Inc.

2.25% Convertible Senior Notes due 2019

and

Common Stock

The information in this pricing term sheet relates only to Radian Group Inc.’s offering of its 2.25% Convertible Senior Notes due 2019 (the “Notes Offering”) and its offering of shares of its common stock (the “Stock Offering”) and should be read together with the preliminary prospectus supplement dated February 25, 2013 relating to the Notes Offering (the “Notes Preliminary Prospectus Supplement”) and the preliminary prospectus supplement dated February 25, 2013 relating to the Stock Offering (the “Stock Preliminary Prospectus Supplement”), in each case, including the documents incorporated by reference therein, and the base prospectus dated August 20, 2012, each filed pursuant to Rule 424(b) under the Securities Act of 1933, as amended, Registration Statement No. 333-183196. Terms used but not defined herein have the respective meanings as set forth in the Notes Preliminary Prospectus Supplement or the Stock Preliminary Prospectus Supplement, as applicable.

General

Issuer:	Radian Group Inc., a Delaware corporation (“Radian”)

Ticker / Exchange for Common Stock:	RDN / The New York Stock Exchange (“NYSE”)

Notes Offering

Securities offered:	2.25% Convertible Senior Notes due 2019 (the “Notes”)

Aggregate principal amount offered (excluding the underwriters’ option to purchase additional Notes):	$350,000,000

Underwriters’ option to purchase additional Notes:	$50,000,000 aggregate principal amount of Notes

Maturity date:	March 1, 2019, unless earlier repurchased or converted

Annual interest rate:	2.25% per annum, from March 4, 2013

Interest payment dates:	March 1 and September 1 of each year, beginning on September 1, 2013

Offering price:	100% per Note, plus accrued interest, if any, from March 4, 2013

NYSE Last Reported Sale Price on February 26, 2013:	$8.43 per share of Radian’s common stock

Conversion premium:	Approximately 32.5% above the public offering price in the Stock Offering

Initial conversion price:	Approximately $10.60 per share of Radian’s common stock

Initial conversion rate:	94.3396 shares of Radian’s common stock per $1,000 principal amount of Notes

Settlement upon conversion:	Cash, shares of Radian’s common stock or a combination of cash and shares of Radian’s common stock, at Radian’s election

CUSIP:	750236AN1

ISIN:	US750236AN17

Ranking:

The Notes will be Radian’s senior unsecured obligations and will rank:

•   senior in right of payment to Radian’s existing and future indebtedness that is expressly subordinated in right of payment to the Notes;

•   equal in right of payment to Radian’s existing and future unsecured indebtedness that is not so subordinated;

•   effectively subordinate to any of Radian’s secured indebtedness, to the extent of the value of the assets securing such indebtedness; and

•   structurally subordinate to all existing and future liabilities, including claims with respect to insured policies and trade payables, of Radian’s subsidiaries.

Fundamental change:	If Radian undergoes a “fundamental change” (as defined in the Notes Preliminary Prospectus Supplement), holders will, subject to certain conditions, have the option to require Radian to purchase their Notes for cash at a price equal to 100% of the principal amount of the Notes to be purchased, plus accrued and unpaid interest, if any, up to, but excluding, the fundamental change repurchase date. See “Description of the Notes—Fundamental Change Permits Holders to Require Us to Repurchase Notes” in the Notes Preliminary Prospectus Supplement.

Redemption at Radian’s option:

Radian may not redeem the Notes prior to March 8, 2016. At any time on or after March 8, 2016, Radian may redeem all or part of the Notes, but only if the last reported sale price of its common stock for 20 or more trading days (whether consecutive or not) in a period of 30 consecutive trading days, ending on, and including, the trading day prior to the date Radian provides notice of redemption exceeds 130% of the conversion price in effect on each such trading day. The redemption price will be equal to 100% of the principal amount of the Notes to be redeemed, plus accrued and unpaid interest to, but excluding, the redemption date. No “sinking fund” is provided for the Notes.

In the case of any optional redemption, Radian will provide not less than 30 nor more than 60 calendar days’ notice before the redemption date to the trustee, the paying agent and each holder of Notes. See “Description of the Notes—Optional Redemption” in the Notes Preliminary Prospectus Supplement.

Public offering price, underwriting discount and proceeds:	The following table shows the public offering price, underwriting discounts and commissions and proceeds before expenses to Radian:

	Per Note	Total
Public offering price (1)	100.00%	$350,000,000.00
Underwriting discounts and commissions (excluding Notes sold to an investor identified by Radian) (2)	3.00%	$8,250,000.00
Proceeds to Radian (before expenses) (2)	97.00%	$341,750,000.00

(1)	Plus accrued interest, if any, from, and including, March 4, 2013.
(2)	No underwriting discount will be paid to the underwriters with respect to $75 million principal amount of notes purchased in the Notes Offering by an investor identified by Radian.

Adjustment to conversion rate upon a make-whole fundamental change:	The following table sets forth the number of additional shares of common stock to be added to the conversion rate per $1,000 principal amount of Notes that are converted in connection with a “make-whole fundamental change” as described in the Notes Preliminary Prospectus Supplement, based on the stock price and effective date of the make-whole fundamental change:

	Stock Price
Effective Date	$8.00	$9.00	$10.00	$12.50	$15.00	$20.00	$25.00	$30.00	$40.00	$50.00	$60.00	$75.00
March 4, 2013	30.6604	23.8449	18.7963	11.0834	7.0865	3.5312	2.1344	1.4590	0.8195	0.5071	0.3206	0.1563
March 1, 2014	30.6604	23.2620	17.8018	9.6430	5.6597	2.4758	1.4211	0.9682	0.5590	0.3525	0.2239	0.1073
March 1, 2015	30.6604	22.4464	16.3728	7.5281	3.6286	1.1964	0.6612	0.4742	0.2930	0.1894	0.1216	0.0576
March 1, 2016	30.6604	22.1191	15.2235	3.8826	—	—	—	—	—	—	—	—
March 1, 2017	30.6604	21.8846	14.8700	3.7305	—	—	—	—	—	—	—	—
March 1, 2018	30.6604	20.2609	13.1203	3.0607	—	—	—	—	—	—	—	—
March 1, 2019	30.6604	16.7715	5.6604	—	—	—	—	—	—	—	—	—

The exact stock prices and effective dates may not be set forth in the table above, in which case:

•

If the stock price is between two stock prices in the table or the effective date is between two effective dates in the table, the number of additional shares will be determined by a straight-line interpolation between the number of additional shares set forth for the higher and lower stock prices and the earlier and later effective dates based on a 365-day year, as applicable.

•

If the stock price is greater than $75.00 per share (subject to adjustment in the same manner as the stock prices set forth in the column headings of the table above), no additional shares will be added to the conversion rate.

•

If the stock price is less than $8.00 per share (subject to adjustment in the same manner as the stock prices set forth in the column headings of the table above), no additional shares will be added to the conversion rate.

Notwithstanding the foregoing, in no event will the conversion rate per $1,000 principal amount of Notes exceed 125.0000 shares of common stock, subject to adjustment in the same manner as the conversion rate as set forth under “Description of the Notes—Conversion Rights—Conversion Rate Adjustments” in the Notes Preliminary Prospectus Supplement.

Common Stock Offering

Securities offered (excluding the underwriters’ option to purchase additional Shares):	34,000,000 shares of common stock, par value $0.001 per share, of Radian (the “Shares”)

Underwriters’ option to purchase additional Shares:	5,100,000 Shares

Public offering price, underwriting discount and proceeds:	The following table shows the public offering price, underwriting discounts and commissions and proceeds before expenses to Radian:

	Per Share	Total
Public offering price	$8.00	$272,000,000.00
Underwriting discounts and commissions (excluding Shares sold to an investor identified by Radian) (1)	$0.38	$11,020,000.00
Proceeds to Radian (before expenses) (1)	$7.62	$260,980,000.00

(1)	No underwriting discount will be paid to the underwriters with respect to 5,000,000 Shares purchased in the Stock Offering by an investor identified by Radian.

Other Offering Information

Use of proceeds:

The net proceeds from the Notes Offering, after deducting the underwriting discounts and commissions and estimated offering expenses, are expected to be approximately $341.3 million (or approximately $389.8 million if the underwriters exercise in full their option to purchase additional Notes). No underwriting discount will be paid to the underwriters with respect to $75 million principal amount of Notes purchased in the Notes Offering by an investor identified by Radian.

The net proceeds from the Stock Offering, after deducting the underwriting discounts and commissions and estimated offering expenses, are expected to be approximately $260.7 million (or approximately $299.5 million if the underwriters exercise in full their option to purchase additional Shares). No underwriting discount will be paid to the underwriters with respect to 5,000,000 Shares purchased in the Stock Offering by an investor identified by Radian.

Radian intends to use the net proceeds from the Notes Offering and Stock Offering to fund working capital requirements and for general corporate purposes, including additional capital support for its mortgage insurance business.

Capitalization:

The following table shows Radian’s cash, cash equivalents and short-term investments and capitalization at December 31, 2012 on an adjusted basis to reflect the Notes Offering and Stock Offering and related use of proceeds, as described above.

As adjusted to include the sale of the Notes in the Notes Offering and the Shares in the Stock Offering, assuming that the underwriters do not exercise their option to purchase additional Notes in the Notes Offering or to purchase additional Shares in the Stock Offering, Radian’s total consolidated long-term debt as of December 31, 2012 would have been approximately $865.0 million and would have represented approximately 43.2% of Radian’s capitalization as of that date.

	December 31, 2012 (unaudited) (in thousands, except share and per share amounts)
	Actual	As Adjusted
Cash, cash equivalents, restricted cash and short-term investments	$833,313	$1,435,293

Short-term obligations:
5.625% Senior Notes due 2013 (1)(2)	$79,449	$79,449
Long-term obligations: (1)(3)(4)
5.375% Senior Notes due 2015 (2)	$249,868	$249,868
3.00% Convertible Senior Notes due 2017	334,254	334,254
2.25% Convertible Senior Notes due 2019 (5)	—	280,839

Total long-term obligations	584,122	864,961

Shareholders’ equity
Preferred Stock, par value $.001 per share; 20,000,000 shares authorized; none issued or outstanding	—	—
Common Stock, par value $.001 per share; 325,000,000 shares authorized; 151,131,173 issued and 133,647,216 outstanding (6)	151	154
Treasury Stock, at cost, 17,483,957 shares	(892,094)	(892,094)
Additional paid-in capital	1,967,414	2,295,532
Retained (deficit) earnings	(355,241)	(355,241)
Accumulated other comprehensive income	16,095	16,095

Total Shareholders’ Equity	736,325	1,064,446

Total Capitalization	$1,399,896	$2,008,856

(1)	Reflects the amounts set forth on Radian’s consolidated balance sheet. The outstanding principal amounts as of December 31, 2012 are approximately $79.4 million of 5.625% senior notes due in February 2013, $250 million of 5.375% senior notes due in June 2015 and $450 million of 3.00% convertible senior notes due 2017.
(2)	On January 4, 2013, in reliance upon exemptions from the registration requirements of the U.S. Securities Act of 1933, as amended, provided by Section 4(a)(2) or Regulation S thereunder, Radian exchanged $195.2 million aggregate principal amount of 5.375% senior notes due in June 2015 for the same aggregate principal amount of 9.000% senior notes due in June 2017 and additional cash consideration of $4.9 million. Pursuant to a registration statement on Form S-4, Radian has offered to exchange up to $195.2 million aggregate principal amount of its 9.000% senior notes due in June 2017 for a like aggregate principal amount of registered 9.000% senior notes due in June 2017. Radian may repurchase, redeem or offer to exchange additional amounts of its 5.375% senior notes due in June 2015 in the future. Additionally, on February 15, 2013, Radian paid in full the entire remaining amount outstanding under its 5.625% senior notes due in February 2013, which consisted of approximately $79.4 million aggregate principal amount plus accrued and unpaid interest. As such, as of the date of this issuer free writing prospectus, Radian had outstanding approximately $55 million principal amount of 5.375% senior notes due in June 2015, $195 million principal amount of 9.000% senior notes due in June 2017 and $450 million principal amount of 3.00% convertible senior notes due in November 2017.
(3)	Long-term obligations are presented at carrying value. Excludes debt of variable interest entities that is guaranteed by certain of Radian’s subsidiaries and consolidated on its balance sheet as required under accounting standards.
(4)	In accordance with ASC 470-20, convertible debt that may be wholly or partially settled in cash is required to be separated into a liability and an equity component, such that interest expense reflects the issuer’s nonconvertible debt interest rate. Upon issuance, a debt discount is recognized as a decrease in debt and an increase in equity. The debt component will accrete up to the principal amount ($350 million for the notes being concurrently offered, and $450 million for the 3.00% convertible senior notes due November 2017) over the expected term of the debt. ASC 470-20 does not affect the actual amount that Radian is required to repay, and the amounts shown in the table above for the convertible notes and the existing convertible notes, respectively, reflect the approximate liability component net of the discount recognized in equity, excluding any tax effect.
(5)	The determination of the fair values of the debt and equity components of the Notes currently being offered has been estimated and is subject to change based upon the completion of Radian’s analysis of non-convertible debt interest rates. Radian currently estimates that the fair value of the feature to convert the debt into common stock which will be reported as unamortized discount on the Notes being offered is equal to approximately $69.2 million on a pre-tax basis; this amount will be reported, on an after-tax basis, as an increase to additional paid-in capital on an adjusted basis. Currently, Radian expects that any deferred tax liability generated by this increase to additional paid-in capital will be offset by a corresponding decrease to Radian’s valuation allowance.
(6)	Outstanding shares of common stock as of December 31, 2012 excludes: (a) 4,402,344 shares issuable upon the exercise of stock options that are outstanding as of such date at a weighted exercise price of $15.82 per share; (b) 1,427,524 shares issuable upon the conversion or settlement of other equity compensation awards outstanding as of such date; (c) 1,329,689 shares of common stock reserved for future issuance under Radian’s equity compensation plans; (d) 1,452,947 shares of common stock available for sale under Radian’s employee stock purchase plan; (e) 1,979,919 shares of common stock available for issuance under Radian’s savings and incentive plan; (f) 51,020,370 shares of common stock reserved for issuance upon conversion of Radian’s 3.00% convertible senior notes due November 2017; and (g) 50,000,000 shares of common stock reserved for issuance upon conversion of the Notes offered in the Notes Offering.

Trade date:	February 26, 2013

Settlement date:	March 4, 2013

Joint Bookrunning Managers for the Notes Offering:	Morgan Stanley & Co. LLC Goldman, Sachs & Co.

Co-Manager for the Notes Offering:	Keefe, Bruyette & Woods, Inc.

Joint Bookrunning Managers for the Stock Offering:	Morgan Stanley & Co. LLC Goldman, Sachs & Co.

Co-Managers for the Stock Offering:	Dowling & Partners Securities, LLC Keefe, Bruyette & Woods, Inc. Macquarie Capital (USA) Inc. Wells Fargo Securities, LLC

Radian has filed a registration statement (including the Notes Preliminary Prospectus Supplement, the Stock Preliminary Prospectus Supplement, each dated February 25, 2013, and an accompanying prospectus for each, dated August 20, 2012) with the Securities and Exchange Commission, or SEC, for the Notes Offering and the Stock Offering to which this communication relates. Before you invest, you should read the Notes Preliminary Prospectus Supplement, the Stock Preliminary Prospectus Supplement and each accompanying prospectus in that registration statement and other documents Radian has filed with the SEC for more complete information about Radian, the Notes Offering and the Stock Offering. You may get these documents for free by visiting EDGAR on the SEC website at http://www.sec.gov. Alternatively, copies of the Notes Preliminary Prospectus Supplement, the Stock Preliminary Prospectus Supplement and each accompanying prospectus may be obtained from Morgan Stanley & Co. LLC, Attention: Prospectus Department, 180 Varick Street, Second Floor, New York, NY 10014 (telephone: (866) 718-1649, or email: prospectus@morganstanley.com), or from Goldman, Sachs & Co., Attention: Prospectus Department, 200 West Street, New York, NY 10282 (telephone: 1-866-471-2526, or email: prospectus-ny@ny.email.gs.com).

This communication should be read in conjunction with the Notes Preliminary Prospectus Supplement, the Stock Preliminary Prospectus Supplement, each dated February 25, 2013, and the accompanying prospectus, dated August 20, 2012. The information in this communication supersedes the information in the Notes Preliminary Prospectus Supplement, the Stock Prospectus Supplement and the accompanying prospectus to the extent inconsistent with the information in such Notes Preliminary Prospectus Supplement, Stock Preliminary Prospectus Supplement and the accompanying prospectus.

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